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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, DC 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934 (Amendment No. 5)*

HealthTronics Surgical Services, Inc.

(Name of Issuer)

COMMON STOCK, NO PAR VALUE

(Title of Class of Securities)

42222L-10-7

(CUSIP Number)

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

|_|	Rule 13d-1(b)

|X|	Rule 13d-1(c)

|_|	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 5 pages

CUSIP No. 42222L-10-7

1.	Names of Reporting Persons or I.R.S. Identification Nos. of above persons (entities only). Argil J. Wheelock

2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) |_| (b) |_|

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned By Each Reporting Person With	5.

Sole Voting Power
1,597,364 shares, including (i) 263,000 which are issuable upon the exercise of immediately exercisable stock options (ii) 65,000 shares held by reporting person as custodian for his children

	6.	Shared Voting Power 0 shares

	7.

Sole Dispositive Power
1,597,364 shares, including (i) 263,000 which are issuable upon the exercise of immediately exercisable stock options (ii) 65,000 shares held by reporting person as custodian for his children

	8.	Shared Dispositive Power 0 shares

9.

Aggregate Amount Beneficially Owned by Each Reporting Person
1,597,364 shares, including (i) 263,000 which are issuable upon the exercise of immediately exercisable stock options (ii) 65,000 shares held by reporting person as custodian for his children

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	|_|

11.	Percent of Class Represented by Amount in Row (9) 13.7%

12.	Type of Reporting Person (See Instructions) IN

Page 2 of 5 pages

Item 1.

(a)	Name of Issuer
HealthTronics Surgical Services, Inc.

(b)	Address of Issuer’s Principal Executive Offices
1841 West Oak Parkway, Suite A Marietta, GA 30062

Item 2.

(a)	Name of Person Filing
The reporting person is Argil J. Wheelock.

(b)	Address of Principal Business Office, or if none, Residence
The principal business address of Argil J. Wheelock is: 1841 West Oak Parkway, Suite A, Marietta, GA 30062

(c)	Citizenship
Argil J. Wheelock is a citizen of the United States of America.

(d)	Title of Class of Securities
Common stock, no par value per share.

(e)	CUSIP Number
42222L-10-7

Item 3.   If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the                person filing is a:

Not applicable.

(a)	|_| Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	|_| Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	|_| Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	|_| Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)	|_| An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	|_| An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	|_| A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	|_| A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	|_| A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	|_| Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Page 3 of 5 pages

Item 4.   Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned as of December 31, 2003: 1,597,364 shares

(b)	Percent of class: 13.7%

(c)	Number of shares as to which such person has (see notes):

(i)	Sole power to vote or to direct the vote: 1,597,364 shares (1),(2)

(ii)	Shared power to vote or to direct the vote: 0 shares

(iii)	Sole power to dispose or to direct the disposition of: 1,597,364 shares (1),(2)

(iv)	Shared power to dispose or to direct the disposition of: 0 shares

Notes:

(1) includes 263,000 shares which are issuable upon the exercise of immediately exercisable stock options
(2) includes 65,000 shares held by reporting person as custodian for his children

Item 5.   Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.   Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.   Identification and Classification of the Subsidiary Which Acquired the Security Being Reported                on by the Parent Holding Company.

Not applicable.

Item 8.   Identification and Classification of Members of the Group.

Not applicable.

Item 9.   Notice of Dissolution of Group.

Not applicable.

Item 10.   Certifications.

Not applicable.

Page 4 of 5 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

2/13/2004
—————————————————
(Date)

/s/ Argil J. Wheelock
—————————————————
(Signature)

Argil J. Wheelock/CEO
—————————————————
(Name/Title)

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties for whom copies are to be sent.

Attention:	Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)
Page 5 of 5 pages